Exhibit 99.19

Enthusiast Gaming and Monkey Knife Fight Partner to Bring Fantasy Sports to the Esports Gamer Demographic

Monkey Knife Fight, a leading Fantasy Sports platform, leverages Enthusiast’s media and top esports influencers utilizing a customized approach

TORONTO, April 14, 2020 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to announce it has partnered with Monkey Knife Fight (“MKF”), the fastest growing daily fantasy sports (“DFS”) site in the world, to help promote and increase brand awareness of the platform. Enthusiast Gaming’s direct sales team collaborated with MKF to develop a customized, targeted advertising approach which activates its platform of gaming communities and network of esports influencers to engage the gamer demographic.

Since launching in Fall 2018, MKF has grown to be the third largest DFS platform in North America. MKF levels the playing field for the average sports fan by creating simple prop contests in a platform where fantasy sports is easy and fun. In addition to its popular esports games, MKF also offers NFL, NBA, MLB, NHL, NASCAR, soccer, golf, and WNBA. MKF has always viewed esports as a strategic area for growth. With this partnership, MKF sees this as an opportunity to expand its product to a larger esports audience. Enthusiast Gaming will leverage its media platform, activate its network of top esports influencers and create custom content on YouTube and Twitch to reach its gamer communities and promote MKF’s platform.

Bill Asher, Founder and CEO of Monkey Knife Fight, commented, “Working with Enthusiast Gaming is a great opportunity for MKF to expand our esports business. The size and power of the esports audience is undeniable. Enthusiast Gaming, with the largest gaming network in North America, has the ability to promote the MKF brand to all esports fans and gamer communities.”

“We have seen fundamental shifts in how audiences consume content. Now more than ever, communities, influencers and user generated content are extremely valuable for brands looking to engage with these demographics. Our platform of diverse assets allows us to partner with brands like Monkey Knife Fight, and provide a customized marketing solution to drive esports fans to its rapidly growing fantasy sports platform,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “One of our key growth drivers this year is direct sales which enables us to leverage our entire platform, and create custom content to connect advertisers with our communities. Our partnership with Monkey Knife Fight is just one example of how we can creatively use our platform to reach a brand’s specific target market.”

Enthusiast Gaming’s diverse platform of 100 leading gaming websites, 900 YouTube channels, top esports influencers and content creators and some of the largest gaming events worldwide allows the Company to create a 360 degree approach to reach and engage with over 200 million avid gamers monthly. With more touch points than any other gaming company, Enthusiast Gaming powers a significant platform of gaming communities which are extremely lucrative to advertisers.

About Monkey Knife Fight

Ranked as the third largest Daily Fantasy Sports (DFS) company, Monkey Knife Fight (MKF) is the fastest-growing and award -winning sports gaming platform in North America. The company has achieved this explosive growth due to its uniquely, fun and engaging style of mobile sports gaming that truly levels the playing field for the average fantasy sports player. Unlike most DFS sites, where average sports fans are forced to play against professionals and rarely win, MKF offers its loyal users a dynamic, creative and ever-expanding slate of daily sports and esports contests, where having fun and winning, are part of the experience. Daily contests are offered for NFL, NBA, MLB NHL, Esports, golf, soccer, WNBA, and NASCAR events.

Follow Monkey Knife Fight on Facebook (@PlayMonkeyKnifeFight), Twitter (@MKF), and Instagram (MonkeyKnifeFight_)

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Events and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and nearly a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit  www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact, Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

MEDIA CONTACT:

Will Powers

StoryMob

powers@thestorymob.com

Monkey Knife Fight:

Baily Irelan

BIrelan@hotpaperlantern.com.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.